wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

17 November 2008

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dlw 11/21

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

RECEIVED

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 16 October 2008 and 16 November 2008 (inclusive)

   - Notifications of Transactions in Own Shares (Share Repurchase Programme)
   - Block listing – Six Monthly Return
   - Notification in relation to voting rights and capital
   - Q3 2008 results
   - Share Sale by Chairman

2. Documents filed with Registrar of Companies for Scotland

   - Forms 169 – Returns by a company purchasing its own shares
   - Form 288c – Change of particulars for a director

3. Documents submitted to the Financial Services Authority

   None during this period

Regulatory Announcement

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	17:12 16-Oct-08
Number	0615G17

RNS Number : 0615G
Wolfson Microelectronics PLC
16 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 16 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 35,000 ordinary shares at an average price of 69.6634 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,885,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

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Regulatory Announcement

Company	Wolfson Microelectro
TIDM	WLF
Headline	Block Listing Six Monthly Return
Released	16:52 20-Oct-08
Number	2663G16

RNS Number : 2663G
Wolfson Microelectronics PLC
20 October 2008

BLOCK LISTING SIX MONTHLY RETURN

Date: 20 October 2008

Name of *applicant*:		Wolfson Microelectronics plc		
Name of scheme:		1995 Wolfson Microelectronics plc First Executive Share Option Scheme, 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme, 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme, 2003 Wolfson Microelectronics plc Executive Share Option Scheme A, 2003 Wolfson Microelectronics plc Executive Share Option Scheme B, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B		
Period of return:	From:	17 April 2008	To:	16 October 2008
Balance of unallotted securities under scheme (s) from previous return:		5,371,399		
Plus: The amount by which the block scheme (s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		1995 Wolfson Microelectronics plc First Executive Share Option Scheme: Nil 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme: Nil 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme: 35,000 2003 Wolfson Microelectronics plc Executive Share Option Scheme A: Nil		

	2003 Wolfson Microelectronics plc Executive Share Option Scheme B: Nil 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A: Nil 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B: Nil **Total: 35,000**
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	5,336,399

Name of contact:	Jill Goldsmith
Telephone number of contact:	0131 272 7000

This information is provided by RNS
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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:59 20-Oct-08
Number	2691G16

RNS Number : 2691G
Wolfson Microelectronics PLC
20 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 20 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 10,000 ordinary shares at an average price of 69.75 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,835,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	17:09 21-Oct-08
Number	3828G17

RNS Number : 3828G
Wolfson Microelectronics PLC
21 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 21 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 25,000 ordinary shares at an average price of 71.39 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,800,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:53 22-Oct-08
Number	4848G16

RNS Number : 4848G
Wolfson Microelectronics PLC
22 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 22 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 30,000 ordinary shares at an average price of 69.3975 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,800,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	17:02 23-Oct-08
Number	5855G17

RNS Number : 5855G
Wolfson Microelectronics PLC
23 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 23 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 15,000 ordinary shares at an average price of 69.9167 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,790,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Q3 results
Released	07:00 27-Oct-08
Number	7021G07

wolfson microelectronics

RNS Number : 7021G
Wolfson Microelectronics PLC
27 October 2008

27 October 2008

WOLFSON MICROELECTRONICS plc
Results for the quarter ended 28 September 2008

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces its financial results for the third quarter ended 28 September 2008.

Third quarter financial highlights:

- Revenue of $60.5m (Q3 2007: $70.4m)
- Gross margin of 50.1% (Q3 2007: 52.6%) impacted by stock provisions and re-test costs
- Adjusted operating profit* of $9.1m (Q3 2007: $14.5m)
- Operating profit of $5.0m (Q3 2007: $13.7m)
- Adjusted fully diluted earnings per share** of 5.8 cents (Q3 2007: 9.4 cents)
- Diluted earnings per share of 3.3 cents (Q3 2007: 8.8 cents)
- Staffing levels reduced from Q2 2008; annualised cost reduction estimated to be at least $4.0m
- Net cash inflow from operations of $10.0m (Q3 2007: $11.5m)
- Net cash balance at 28 September 2008 of $88.8m

Third quarter operational highlights:

- Strong growth in mobile handsets, revenue up 138% on Q3 2007
- On-going Tier 1 design win momentum across multiple market segments
- Encouraging results from sampling of first Ambient Noise Cancellation (ANC) technology specifically designed for mobile phones
- Launched first TrueMic high-performance ultra-compact silicon microphone, on 20 October 2008
- Mike Hickey appointed CEO designate
- Glenn Collinson appointed to board as non-executive director

Outlook

- Since the trading update on 2 October, the market environment has continued to weaken and Wolfson has experienced a further broad based deterioration in order intake and rescheduling of orders.
- Based on the information currently available, Wolfson therefore now expects Q4 2008 revenue to be in the range $35m-$45m, resulting in anticipated full year 2008 revenue in the range of $196m-$206m
- Fourth quarter and full year gross margin expected to be around 51%

**Adjusted operating profit excludes the impact of acquired intangible asset amortisation, and the non recurring item of $2.9m*
*** Adjusted fully diluted earnings per share represents the profit after tax, adding back amortisation of acquired intangible assets, and the non recurring item of $2.9m, both net of the estimated tax impact of such costs, divided by the number of diluted shares in issue*

Commenting on the results Dave Shrigley, Chief Executive Officer of Wolfson, said: "Against a backdrop of difficult market conditions our third quarter revenue performance was in line with guidance. This result reflects the strength of our wide product portfolio and increasing penetration of the multimedia handset market. Furthermore, the Company's AudioPlus™ growth strategy is moving into the next phase, as the first products incorporating the technologies acquired last year enter the marketplace.

However, Wolfson continues to be affected by the unprecedented uncertainty surrounding global consumer confidence, leading customers across a broad range of applications to further scale back their orders to volumes well below normal seasonal patterns. In response we are continuing to control costs tightly to mitigate the impact on margins and maintain cash generation. With a strong market position, a robust balance sheet and a business strategy aimed at significantly expanding our addressable market, we remain well placed to return to growth when market conditions improve."

Enquiries:

Wolfson Microelectronics
Dave Shrigley, Chief Executive — On the day: 020 7977 0020
Mark Cubitt, Finance Director — Thereafter: 0131 272 7000

Corfin Communications
Harry Chathli, Neil Thapar — 020 7977 0020

Dave Shrigley, CEO, Mike Hickey, CEO Designate and Mark Cubitt, Finance Director, will be hosting a conference call for investors and analysts at 0900 GMT. UK Dial-in +44 20 3023 4494; US Dial-in +1 866 966 5335. The conference call can also be heard LIVE from 0900 GMT via http://www.wolfsonmicro.com/investor or www.streetevents.com Replay of conference call available from 1030 GMT: on +44 (0)20 8196 1998 or +1866 583 1035 Access Pin 606587#.

This document contains certain statements that are not historical facts, including statements about Wolfson's expectations and beliefs and statements with respect to its business plan, operations and financial performance and condition and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects" "anticipates", "estimates", "aims", "believes", "assumes", "should", and words of similar import, which are predictions of or indicate future events and future trends. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited, to future revenue being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected.

Overview

Wolfson reports third quarter revenue in line with guidance, driven principally by strong revenue growth in the multimedia handset market. Revenue decreased 14% to $60.5m (Q3 2007: $70.4m), due to the anticipated reduction in the Company's sales into portable media players (PMP) and portable navigation devices (PND), and more widely reflecting the slowing macro-economic environment. However, excluding sales into PMP, revenue increased 7% reflecting some growth in other applications across Wolfson's broad customer base.

Wolfson continues to achieve design win momentum with both existing and new customers, and is making further in-roads into new applications. Implementation of the Wolfson AudioPlus™ strategy demonstrated solid progress in the quarter. This trebles Wolfson's addressable market and enables the Company to broaden and strengthen its customer base by expanding its brand value from 'The Best Sounding Audio CODECs' to 'The Best Sounding Audio Solutions.' Wolfson recently reached a significant milestone with the launch of the first devices incorporating its new silicon microphones technology, bringing Wolfson high performance audio recording to a wide range of consumer applications.

Gross margin in the third quarter was down on expectations due to stock provisions and separate re-test costs associated with a particular product.

In the half-yearly results on 29 July 2008 Wolfson announced an active programme to review its non R&D cost base, and a non-recurring charge of $2.9m ($0.5m being non cash share based compensation charges) has been charged in the quarter in respect of the resulting headcount reduction and the one off costs associated with the change in CEO.

Excluding this charge, operating profit was $7.9m in the third quarter (Q3 2007: $13.7m).

The table below summarises the results for the quarter ended 28 September 2008, before the non-recurring charge.

	Q3 2008*		Q3 2007		Q2 2008	
	$m	% revs	$m	% revs	$m	% revs
Revenue	**60.5**		**70.4**		**53.9**	
Gross profit	30.3	50.1%	37.0	52.6%	27.9	51.7%
Overheads						
Research & development	(10.6)	18%	(10.8)	16%	(10.5)	20%
Distribution & selling	(6.1)	10%	(5.8)	8%	(6.3)	12%
Administration	(3.7)	6%	(4.2)	6%	(3.5)	6%
Share based compensation	(0.8)	2%	(1.7)	2%	(0.9)	2%
Adjusted operating profit	**9.1**	**15%**	**14.5**	**21%**	**6.7**	**12%**
Amortisation charges	(1.2)	2%	(0.8)	1%	(1.2)	2%
Operating profit	**7.9**	**13%**	**13.7**	**20%**	**5.5**	**10%**
Net financing income	0.4	1%	1.0	1%	0.5	1%
Profit before tax	**8.3**	**14%**	**14.7**	**21%**	**6.0**	**11%**
Income tax	(2.3)		(4.1)		(1.7)	
Profit after tax	**6.0**	**10%**	**10.6**	**15%**	**4.3**	**8%**
Diluted earnings per share (IFRS) (cents)						

	3.3	8.8	3.7
Adjusted diluted earnings per share (cents)	5.8	9.4	4.4

* Before non-recurring item of $2.85m and associated tax benefit of $0.78m

Operational review

Portable

In the portable segment, revenue was $45.7m (Q3 2007: $52.7m) and accounted for 76% of Company revenue in Q3 2008 (Q3 2007: 75%).

Sales into multimedia handsets increased 138% and accounted for 40% of Company revenue
(Q3 2007: 15%). Wolfson continues to benefit from its market position in high-end, feature-differentiated handsets across a number of the leading players and the fast growth of the "smart phone" market.

The headset market was also strong in the quarter, with revenue up 85% year on year, albeit from a low base, reflecting clear demand for Wolfson's products and opportunities for growth.

As anticipated, although revenue from PND was broadly flat compared to the previous quarter, it was down 61% on Q3 2007 due to demand weakness, pricing erosion and the loss of market share in low end PND devices. However, the Company has product plans in place to maintain and develop its leading position in the higher end of this market. As anticipated previously, revenue from PMP was down by 81% in the quarter compared with Q3 2007, in part reflecting a design loss at a major customer announced earlier this year.

Consumer Audio and Imaging

Revenue in the consumer audio segment, where Wolfson's semiconductors are typically used in mains-powered electronics goods, was $9.8m (Q3 2007: $12.5m). The decline in this segment was principally caused by reduced demand for PC accessories, primarily sound cards.

Flat panel TV and set top boxes together accounted for 7% of Company revenue in the quarter (Q3 2007: 8%). Revenue from automotive, where Wolfson provides its products into the after-market infotainment segment, increased 43% compared to Q3 2007, and represented 2% of Company revenue (Q3 2007: 1%).

Revenue in the imaging segment, where Wolfson's products are incorporated into a wide range of multifunction peripherals, was $5.0m (Q3 2007: $5.2m). Wolfson is maintaining its market share with its products in this segment.

Wolfson AudioPlus™ Strategy Update

Tier 1 design win traction continued in the quarter across both existing and newly launched products. Wolfson AudioPlus™ technologies continued to gain momentum with the launch and initial sampling of the first products incorporating the technologies acquired from Oligon Limited and Sonaptic Limited in 2007.

In July 2008, sampling of the first ambient noise cancellation chip specifically designed for the handset market began. This product enables greater call intelligibility for the recipient in noisy environments. Until now, noise cancellation technologies on the market could reduce noise only on the transmit path. Wolfson's unique ambient noise cancellation (ANC) chip, which suppresses the background noise around the listener's ear, is seeing considerable interest from many leading handset manufacturers. Wolfson anticipates that the first handsets incorporating its receive ANC technology will be on sale during 2009.

Wolfson has also just launched the first devices in its new family of TrueMic silicon microphones. Using Wolfson's technology, the new ultra compact microphones enable high performance recording in a wide range of portable consumer products.

Financial review

Income statement

Revenue in Q3 2008 was $60.5m, representing a decline of 14% year on year (Q3 2007: $70.4m). Excluding PMP, revenue growth on Q3 2007 was 7%.

Gross profit was $30.3m compared to $37.0m in Q3 2007. Gross margin was 50.1%, down from the 52.6% reported in Q3 2007 and 51.8% in H1 2008. The reduction against H1 2008 reflects provisioning against slow-moving stock (1.0% point) and re-test requirements on a specific part (0.5%). The reduction against Q3 2007 additionally reflects higher gold prices and product mix effects, as detailed in the half-yearly report.

Wolfson has continued its focus on overhead management. Total overheads, excluding amortisation of acquired intangibles and share based compensation charges, amounted to $20.4m, compared to $20.8m in Q3 2007.

Following the review announced with the half-yearly results, the non R&D cost base has been reduced. An exceptional restructuring charge has been booked in the quarter, to cover the headcount reduction and the change in CEO. Of the $2.9m charge, $0.5m is non-cash and relates to early vesting of share-based compensation. The annualised savings from the headcount reduction and other initiatives are expected to be at least $4m.

Research and development expenditure, excluding amortisation, share-based compensation charges and the non recurring charge, was $10.6m, or 18% of revenue, compared to $10.8m or 16% of revenue in Q3 2007.

Distribution and selling expenses, excluding share-based compensation charges and the non recurring charge, were $6.1m or 10% of revenue, compared to $5.8m or 8% of revenue in Q3 2007, reflecting the investment made in strengthening the sales teams, particularly in North America and Europe, during the fourth quarter of 2007.

Administration expenses, excluding share-based compensation charges and the non recurring charge, amounted to $3.7m or 6% of revenue (Q3 2007: $4.2m or 6% of Q3 2007 revenue).

Share-based compensation charges, excluding the non recurring charge, calculated in accordance with IFRS 2, amounted to $0.8m which compared favourably to the charges incurred in Q3 2007 ($1.7m). This is mainly due to a reduction in the amount and timing of share awards to staff. The ongoing quarterly charge for share based compensation is expected to be around $1.0m.

The average US dollar to sterling rate for Q3 2008 was $1.94/£1 compared to $1.97/£1 for H1 2008 and $2.01/£1 for Q3 2007. It is estimated that every 1 cent decrease in the US dollar / sterling exchange rate has the effect of increasing the Company's operating profit by $300,000 on an annualised basis.

Adjusted operating profit, that is, excluding amortisation charges on acquired intangible assets and the non recurring charge, was $9.1m (Q3 2007: $14.5m). Adjusted operating profit margin was 15% compared to 21% in Q3 2007. The reduction in the adjusted operating profit margin reflects the lower revenue and Wolfson's operating gearing.

Amortisation charges relating to the intangible assets arising from the acquisitions in 2007 amounted to $1.2m in Q3 2008 (Q3 2007: $0.8m). The quarterly charge will be around $1.25m going forward.

Net financing income was $0.4m in Q3 2008 compared with $1.0m in Q3 2007. The non-cash finance expense of $0.6m (Q3 2007: $0.3m) relates to the interest expense on the Company's defined benefit pension scheme obligation, and a charge relating to notional interest on the discounted deferred consideration on the acquisitions. The reduction in interest income reflects both the lower cash balances and lower US dollar interest rates on deposits.

The effective rate of tax in Q3 2008 was 28.3% (Q3 2007: 28.1%). The effective rate of tax is favourably affected by the availability of tax allowances on research and development expenditure. The effective rate of tax was adversely impacted by the lack of deferred tax relief available on share options that had exercise prices in excess of the share price at 28 September 2008.

Adjusted fully diluted earnings per share amounted to 5.8 cents in Q3 2008 (Q3 2007: 9.4 cents).

Cashflow and Balance Sheet

Cash and short-term deposits amounted to $88.8m at 28 September 2008 compared to $79.6m at 30 September 2007 and $84.8m at 29 June 2008.

Net cash inflow from operating activities was $10.0m in Q3 2008 compared to an inflow of $11.5m in Q3 2007. Inventory levels were lower at 28 September 2008 than at 29 June 2008, reflecting work through of inventory held at 29 June 2008 to support a major customer's handset launch in July 2008, as reported in the half year results.

The days held in inventory, trade debtors and trade payables were 83, 42 and 46 respectively (65, 38 and 55 days respectively at 30 September 2007).

Cash outflow on capital expenditure in Q3 2008 amounted to $2.0m compared to $4.4m in Q3 2007, and represented spend on licences, IT and other equipment.

Share repurchases

On 29 July 2008 the Company announced that the Board had approved the purchase of up to 10% of the outstanding shares in issue (a maximum of 11.8 million shares) under the standing authority granted at the last AGM. As at 28 September 1.9m shares had been purchased and cancelled for a total consideration of $4.6m.

Management changes

Mike Hickey was appointed as CEO Designate on 8 September 2008 and is expected to take over as Chief Executive Officer from 1 January 2009. Dave Shrigley will leave the Board and the Company at the end of 2008. Mike joins Wolfson from Motorola Inc, where from March 2005 he has held various senior positions in Motorola's mobile device business. Mike brings considerable experience at a senior level, in particular within Wolfson's largest application area, mobile handsets.

Glenn Collinson was appointed as a non-executive director with effect from 1 September 2008. Glenn adds significant value to the Company with his wealth of semiconductor industry expertise and knowledge.

Outlook

Since the trading update on 2 October, the market environment has continued to weaken and Wolfson has experienced a further broad based deterioration in order intake and rescheduling of orders.

Based on the information currently available, revenue for Q4 2008 is therefore now expected to be in the range $35m-$45m, resulting in anticipated full year 2008 revenue in the range of $196m-$206m. Fourth quarter and full year 2008 gross margin is expected to be around 51%.

While trading conditions are expected to remain challenging short-term, the Company will continue to control costs tightly to mitigate the impact

on margins and maintain cash generation. In addition, Wolfson's AudioPlus™ strategy remains on track to make a meaningful contribution to revenue in 2009.

With a strong market position, a robust balance sheet and a business strategy aimed at significantly expanding its addressable market, the Company remains well placed to return to growth when market conditions improve.

Condensed consolidated income statement *For the period ended 28 September 2008*		**Q3 2008** Period from 30 June 2008 to 28 September 2008			Q3 2007	Q2 2008
		Before non-recurring item	**Non-recurring item** *(Note 2)*	**Total**	Period from 2 July 2007 to 30 September 2007	Period from 31 March 2008 to 29 June 2008
	Notes	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**	(Unaudited)	(Unaudited)
		$'000	**$'000**	**$'000**	$'000	$'000
Revenue		60,457	-	60,457	70,355	53,918
Cost of sales		(30,186)	-	(30,186)	(33,354)	(26,032)
Gross profit		30,271	-	30,271	37,001	27,886
Distribution and selling costs		(6,373)	(743)	(7,116)	(6,315)	(6,591)
Research and development expenses		(11,960)	(127)	(12,087)	(12,373)	(12,082)
Administrative expenses		(4,042)	(1,980)	(6,022)	(4,638)	(3,760)
Operating profit		7,896	(2,850)	5,046	13,675	5,453
Financial income		989	-	989	1,325	1,127
Financial expenses		(538)	-	(538)	(341)	(537)
Net financing income		451	-	451	984	590
Profit before tax		8,347	(2,850)	5,497	14,659	6,043
Income tax expense	*3*	(2,333)	777	(1,556)	(4,121)	(1,707)
Profit for the period		6,014	(2,073)	3,941	10,538	4,336
Basic earnings per share (cents)	*4*			3.34	8.93	3.67
Diluted earnings per share (cents)	*4*			3.33	8.84	3.65

Condensed consolidated income statement *(continued)* *For the period ended 28 September 2008*		**Year to date 2008** **Period from 31 December 2007 to 28 September 2008**			Year to date 2007	
		Before non-recurring item	**Non-recurring item** *(Note 2)*	**Total**	Period from 1 January 2007 to 30 September 2007	52 weeks ended 30 December 2007*
	Notes	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**	(Unaudited)	(Audited)
		$'000	**$'000**	**$'000**	$'000	$'000
Revenue		160,757	-	160,757	159,977	231,601
Cost of sales		(78,504)	-	(78,504)	(75,623)	(109,985)
Gross profit		82,253	-	82,253	84,354	121,616
Distribution and selling costs		(19,648)	(743)	(20,391)	(17,083)	(24,700)
Research and development expenses		(35,493)	(127)	(35,620)	(31,613)	(44,409)
Administrative expenses		(11,325)	(1,980)	(13,305)	(11,725)	(15,621)
Operating profit		15,787	(2,850)	12,937	23,933	36,886
Financial income		3,280	-	3,280	4,269	5,721
Financial expenses		(1,591)	-	(1,591)	(1,001)	(1,786)
Net financing income		1,689	-	1,689	3,268	3,935
Profit before tax		17,476	(2,850)	14,626	27,201	40,821

Income tax expense	3	(4,912)	777	(4,135)	(7,616)	(11,293)
Profit for the period		12,564	(2,073)	10,491	19,585	29,528
Basic earnings per share (cents)	4			8.88	16.66	25.08
Diluted earnings per share (cents)	4			8.84	16.43	24.78

Condensed consolidated statement of recognised income and expense
For the period ended 28 September 2008

	Q3 2008 Period from 30 June 2008 to 28 September 2008 (Unaudited) $'000	Q3 2007 Period from 2 July 2007 to 30 September 2007 (Unaudited) $'000	Q2 2008 Period from 31 March 2008 to 29 June 2008 (Unaudited) $'000	Year to date 2008 Period from 31 December 2007 to 28 September 2008 (Unaudited) $'000	Year to date 2007 Period from 1 January 2007 to 30 September 2007 (Unaudited) $'000	52 weeks ended 30 December 2007* (Audited) $'000
Actuarial gain/(loss) on net defined benefit obligations	-	794	(620)	(620)	5,356	4,474
Deferred tax on net defined benefit obligations recognised in equity	-	(347)	174	174	(2,016)	(1,698)
Foreign exchange translation differences on foreign operations	-	(27)	13	13	(27)	33
Net income /(expense) recognised directly in equity	-	420	(433)	(433)	3,313	2,809
Profit for the period	3,941	10,538	4,336	10,491	19,585	29,528
Total recognised income and expense for the period	3,941	10,958	3,903	10,058	22,898	32,337

* The results for the 52 week period ended 30 December 2007 have been extracted from the statutory accounts for the 52 week period ended 30 December 2007, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Condensed consolidated balance sheet
As at 28 September 2008

	Notes	As at 28 September 2008 (Unaudited) $'000	As at 29 June 2008 (Unaudited) $'000	As at 30 December 2007* (Audited) $'000	As at 30 September 2007 (Unaudited) $'000
Assets					
Property, plant and equipment		35,472	36,924	37,289	33,193
Intangible assets		42,886	43,447	46,038	46,749
Total non-current assets		78,358	80,371	83,327	79,942
Inventories		27,428	31,333	25,548	24,412
Trade and other receivables		33,160	33,192	34,496	40,912
Short-term deposits		73,632	72,752	73,422	63,846
Cash and cash equivalents		15,157	12,017	16,183	15,755
Total current assets		149,377	149,294	149,649	144,925
Total assets		227,735	229,665	232,976	224,867
Equity					
Issued capital	5	194	198	198	198
Share premium account	5	58,801	58,796	58,774	58,382
Capital redemption reserve		501	497	497	497

Retained earnings	5 5	**122,446**	121,771	114,399	103,766
Total equity attributable to equity holders of the parent		**181,942**	181,262	173,868	162,843
Liabilities					
Employee benefits		**4,258**	4,568	3,918	5,733
Deferred tax liabilities		**4,965**	5,479	5,991	5,022
Other payables		**3,912**	5,387	5,398	6,800
Total non-current liabilities		**13,135**	15,434	15,307	17,555
Income tax payable		**2,636**	2,310	3,758	4,129
Trade and other payables		**30,022**	30,659	40,043	40,340
Total current liabilities		**32,658**	32,969	43,801	44,469
Total liabilities		**45,793**	48,403	59,108	62,024
Total equity and liabilities		**227,735**	229,665	232,976	224,867

* The results for the 52 week period ended 30 December 2007 have been extracted from the statutory accounts for the 52 week period ended 30 December 2007, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Condensed consolidated statement of cash flows *For the period ended 28 September 2008*	Q3 2008	Q3 2007	Q2 2008	**Year to date 2008**	Year to date 2007	
	Period from 30 June 2008 to 28 September 2008	Period from 2 July 2007 to 30 September 2007	Period from 31 March 2008 to 29 June 2008	**Period from 31 December 2007 to 28 September 2008**	Period from 1 January 2007 to 30 September 2007	52 weeks ended 30 December 2007*
	(Unaudited)	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)	(Audited)
	$'000	$'000	$'000	**$'000**	$'000	$'000
Cash flows from operating activities						
Profit for the period	**3,941**	10,538	4,336	**10,491**	19,585	29,528
Adjustments for:						
Depreciation and amortisation	**3,597**	3,043	3,691	**10,861**	7,066	10,597
Foreign exchange (gains)/ losses	**(283)**	74	(33)	**(523)**	322	230
Net financing income	**(451)**	(984)	(590)	**(1,689)**	(3,268)	(3,935)
Equity-settled share-based payment expenses	**1,246**	1,699	865	**2,959**	5,281	6,671
Income tax expense	**1,556**	4,121	1,707	**4,135**	7,616	11,293
Operating profit before changes in working capital	**9,606**	18,491	9,976	**26,234**	36,602	54,384
Decrease / (increase) in inventories	**3,905**	(492)	(2,597)	**(1,880)**	(2,076)	(3,212)
(Increase) / decrease in trade and other receivables	**(181)**	(9,641)	(2,549)	**964**	(14,235)	(8,338)
(Decrease) / increase in trade and other payables	**(1,664)**	6,694	3,011	**(9,137)**	19,420	19,953
Increase / (decrease) in provisions and employee benefits	**18**	56	(63)	**(33)**	170	(2,433)
Cash generated from the operations	**11,684**	15,108	7,778	**16,148**	39,881	60,354
Income taxes paid	**(1,683)**	(3,576)	(3,243)	**(6,500)**	(4,142)	(7,830)
Net cash inflow from operating activities	**10,001**	11,532	4,535	**9,648**	35,739	52,524

Condensed consolidated statement of cash flows *(continued)*			52 weeks ended

For the period ended 28 September 2008	Q3 2008 $'000	Q3 2007 $'000	Q2 2008 $'000	Year to date 2008 $'000	Year to date 2007 $'000	30 December 2007* $'000
Cash flows from investing activities						
Interest received	901	1,299	952	2,476	2,913	4,618
Acquisition of property, plant and equipment and intangible assets	(2,037)	(4,435)	(729)	(5,739)	(6,481)	(13,126)
Acquisition of subsidiary, net of cash acquired	-	(22,357)	-	-	(25,600)	(27,875)
Deferred consideration paid for acquisition of subsidiaries	-	-	(1,280)	(2,513)	-	-
Amounts (placed on) /withdrawn from short-term deposits	(880)	4,552	1,092	(210)	(11,498)	(21,074)
Net cash (outflow) / inflow from investing activities	(2,016)	(20,941)	35	(5,986)	(40,666)	(57,457)
Cash flows from financing activities						
Proceeds from the issue of share capital	5	894	8	27	2,093	2,485
Net purchase of own shares held under trust	-	(18,347)	-	-	(28,175)	(28,086)
Purchase and cancellation of own shares	(4,569)	-	-	(4,569)	-	-
Interest paid	(11)	(9)	(43)	(84)	(33)	(42)
Net cash outflow from financing activities	(4,575)	(17,462)	(35)	(4,626)	(26,115)	(25,643)
Net increase / (decrease) in cash and cash equivalents	3,410	(26,871)	4,535	(964)	(31,042)	(30,576)
Cash and cash equivalents at start of period	12,017	42,716	7,323	16,183	47,077	47,077
Effect of exchange rate fluctuations on cash held	(270)	(90)	159	(62)	(280)	(318)
Cash and cash equivalents at end of period	15,157	15,755	12,017	15,157	15,755	16,183
Cash and cash equivalents at end of period	15,157	15,755	12,017	15,157	15,755	16,183
Short-term deposits at end of period	73,632	63,846	72,752	73,632	63,846	73,422
Total cash and short-term deposits at end of period	88,789	79,601	84,769	88,789	79,601	89,605

* The results for the 52 week period ended 30 December 2007 have been extracted from the statutory accounts for the 52 week period ended 30 December 2007, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Notes to the financial information

1. Basis of preparation

The financial information set out above contains the financial information of Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the thirteen and thirty-nine week period ended 28 September 2008. The Group operates a thirteen week quarter with four weeks in the first two months and five weeks in the final month of each quarter.

The financial information set out above does not constitute the Company's statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the fifty-two week period ended 30 December 2007, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU, are available on the Company's website at www.wolfsonmicro.com and have been delivered to the Registrar of Companies. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

This financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's consolidated financial statements for the fifty-two week period ended 30 December 2007. There is no actuarial gain or loss recognised for the thirteen week period ended 28 September 2008 as the Company has not updated the actuarial valuation of the defined benefit pension scheme, for accounting purposes, from the position as at 29 June 2008.

A copy of this press release is available on the Company's website at www.wolfsonmicro.com .

2. Non-recurring charge

During the quarter ended 28 September 2008, a programme was undertaken to review the non-R&D cost base of the Company. Restructuring costs of $2.85m were recognised in the quarter ($2.1m after related corporation tax credit) and disclosed as a non-recurring charge in the consolidated income statement, which includes the one off costs associated with the change in CEO. $0.5m of this non-recurring charge, on a pre-tax basis, relates to share-based payments expense arising from the early vesting of share-based awards which does not have an associated cash outflow.

3. Income tax expense

The income tax expense for the thirty-nine week period ended 28 September 2008 reflects the estimated total effective tax rate on profit before taxation for the Group of approximately 28.3% for the 52-week period ending 28 December 2008. This reflects the UK corporation tax rate applicable for that 52-week period of 28.5% as reduced by tax allowances on research and development expenditure. The total estimated effective tax rate which includes deferred tax movements has, however, been adversely affected by the calculation of deferred tax on unexercised share options at the period end and related share based payments charged in the period.

Current tax payable for the current and prior periods is classified as a current liability to the extent that it is unpaid. The amount of current tax payable is reduced by the tax relief available when share options are exercised by employees. It is not possible to predict the timing of this relief as it is dependent on the decisions of individual share option holders.

4. Earnings per share

	Q3 2008	Q3 2007	Q2 2008	**Year to date 2008**	Year to date 2007	52 weeks
	Period from 30 June 2008 to 28 September 2008	Period from 2 July 2007 to 30 September 2007	Period from 31 March 2008 to 29 June 2008	**Period from 31 December 2007 to 28 September 2008**	Period from 1 January 2007 to 30 September 2007	ended 30 December 2007
	$000	$000	$000	**$000**	$000	$000
Profit for the period attributable to equity shareholders (basic and diluted)	**3,941**	10,538	4,336	**10,491**	19,585	29,528
Amortisation of acquired intangible assets*	**897**	621	897	**2,697**	729	1,680
Non-recurring charge*	**2,073**	-	-	**2,073**	-	-
Adjusted profit for the period attributable to equity shareholders (basic and diluted)	**6,911**	11,159	5,233	**15,261**	20,314	31,208
	cents	cents	cents	**cents**	cents	cents
Basic earnings per share	**3.34**	8.93	3.67	**8.88**	16.66	25.08
Diluted earnings per share	**3.33**	8.84	3.65	**8.84**	16.43	24.78
Adjusted basic earnings per share	**5.86**	9.46	4.42	**12.92**	17.28	26.51
Adjusted diluted earnings per share	**5.84**	9.36	4.41	**12.86**	17.04	26.19

* After the estimated tax impact of this charge

4. Earnings per share*(continued)*

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

Q3 2008	Q3 2007	Q2 2008	**Year to date 2008**	Year to date 2007	52 weeks
Period from 30 June 2008 to 28 September 2008	Period from 2 July 2007 to 30 September 2007	Period from 31 March 2008 to 29 June 2008	**Period from 31 December 2007 to 28 September 2008**	Period from 1 January 2007 to 30 September 2007	ended 30 December 2007
No. of shares	No. of shares	No. of shares	**No. of shares**	No. of shares	No. of shares

Issued ordinary shares at start of period	118,314,980	117,639,605	118,294,980	118,276,980	117,082,873	117,082,873
Effect of shares issued during the period from exercise of employee share options	8,846	324,862	10,440	27,073	458,289	613,546
Effect of shares cancelled during the period following purchase by the Company of own shares	(418,692)	-	-	(139,564)	-	-
Effect of shares issued as part of the consideration for the acquisition of subsidiary	-	55,013	-	-	18,338	31,606
Weighted average number of ordinary shares at end of period – for basic earnings per share	117,905,134	118,019,480	118,305,420	118,164,489	117,559,500	117,728,025
Effect of dilutive share options in issue	453,653	1,224,436	488,005	505,796	1,651,742	1,451,284
Weighted average number of ordinary shares at end of period – for diluted earnings per share	118,358,787	119,243,916	118,793,425	118,670,285	119,211,242	119,179,309

5. Reconciliation of movement in capital and reserves

	Share capital $000	Share premium $000	Capital redemption reserve $000	Retained earnings $000	Total equity $000
Balance at 30 June 2008	198	58,796	497	121,771	181,262
Total recognised income and expense	-	-	-	3,941	3,941
Equity settled transactions, including tax effect	-	-	-	1,303	1,303
Share options exercised by employees	-	5	-	-	5
Purchase of own shares by the Company	(4)	-	4	(4,569)	(4,569)
Balance at 28 September 2008	**194**	**58,801**	**501**	**122,446**	**181,942**
Balance at 31 December 2007	198	58,774	497	114,399	173,868
Total recognised income and expense	-	-	-	10,058	10,058
Equity settled transactions, including tax effect	-	-	-	2,558	2,558
Share options exercised by employees	-	27	-	-	27
Purchase of own shares by the Company	(4)	-	4	(4,569)	(4,569)
Balance at 28 September 2008	**194**	**58,801**	**501**	**122,446**	**181,942**
	-	-	-	-	-

During the thirteen week period to 28 September 2008 the Company purchased, under the share repurchase programme which was announced on 29 July 2008, a total of 1,909,000 ordinary 0.1 pence shares. All of those repurchased shares were then cancelled.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Wolfson Microelectro
TIDM	WLF
Headline	Voting rights and capital
Released	10:06 31-Oct-08
Number	1310H10

RNS Number : 1310H
Wolfson Microelectronics PLC
31 October 2008

Edinburgh, 31 October 2008

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,720,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,720,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

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Free annual report

Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	17:45 05-Nov-08
Number	5564H17

RNS Number : 5564H
Wolfson Microelectronics PLC
05 November 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 5 November 2008 it purchased for cancellation from JPMorgan Cazenove Limited 125,000 ordinary shares at an average price of 85.4609 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,720,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics
Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:51 12-Nov-08
Number	0477I16

RNS Number : 0477I
Wolfson Microelectronics PLC
12 November 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 12 November 2008 it purchased for cancellation from JPMorgan Cazenove Limited 100,000 ordinary shares at an average price of 75.325 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,595,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	12:51 13-Nov-08
Number	1118I12

RNS Number : 1118I
Wolfson Microelectronics PLC
13 November 2008

13th November 2008

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Sale by Chairman

Wolfson was notified on 12 November 2008 of the following share sale by Michael Ruettgers who is Chairman of the Company:

On 10 November 2008 Michael Ruettgers, Chairman, sold 100,000 ordinary shares in the Company at US$1.20 (£0.77) per share. Following the sale, Mr Ruettgers' total holding reduced to 600,000 ordinary shares, representing 0.52% of the issued share capital of the Company.

This notification is given in accordance with DTR3.1.4R (1) (a).

Enquiries:

Wolfson Microelectronics

Mark Cubitt, Finance Director 0131 272 7000

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

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Regulatory Announcement

Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:56 13-Nov-08
Number	1459I16

RNS Number : 1459I
Wolfson Microelectronics PLC
13 November 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 13 November 2008 it purchased for cancellation from JPMorgan Cazenove Limited 50,000 ordinary shares at an average price of 73.342 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,595,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

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Companies House

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000.

FIVE POUNDS
FIFTY POUNDS
TEN POUNDS
ONE HUNDRED POUNDS
TWO HUNDRED POUNDS
10/10/08

Company number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	40,000	30,000	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Date(s) on which shares were delivered to the company	2 OCTOBER 2008	3 OCTOBER 2008	
Maximum prices paid for each share †	103.8313 PENCE	103.4400 PENCE	
Minimum prices paid for each share †	103.8313 PENCE	103.4400 PENCE	

The aggregate amount paid by the company for the shares to which this return relates was	£ 72,564.52
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 365

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature: Jill L Goldsmith   Date: 3 OCTOBER 2008

* Please delete as appropriate

*(~~director~~ / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC,
WESTFIELD HOUSE, 26 WESTFIELD ROAD,
EDINBURGH, EH11 2QB Tel 0131 272 7000
DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies House
   Companies House
   Crown Way
   Cardiff
   CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh
   EH1 2ED

   DX: ED235 Edinburgh 1

   or LP – 4 Edinburgh 2 (legal post)

Companies House — for the record —

315

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000

Company number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	50,000	25,000	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Date(s) on which shares were delivered to the company	8 OCTOBER 2008	10 OCTOBER 2008	
Maximum prices paid for each share †	86.1061 PENCE	77.2000 PENCE	
Minimum prices paid for each share †	86.1061 PENCE	77.2000 PENCE	

The aggregate amount paid by the company for the shares to which this return relates was £ 62,353.05

If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 315

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature Jill L Goldsmith **Date** 10 OCTOBER 2008

* Please delete as appropriate

*(~~director~~ / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC
WESTFIELD HOUSE, 26 WESTFIELD ROAD
EDINBURGH, EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

04/08

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies House
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2ED

DX: ED235 Edinburgh 1

or LP – 4 Edinburgh 2 (legal post)

Companies House

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals

CHFP000

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000

225

Company number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	35,000	25,000	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Date(s) on which shares were delivered to the company	13 OCTOBER 2008	14 OCTOBER 2008	
Maximum prices paid for each share †	75.9286 PENCE	71.6000 PENCE	
Minimum prices paid for each share †	75.9286 PENCE	71.6000 PENCE	

The aggregate amount paid by the company for the shares to which this return relates was	£ 44,475.01
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 225

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature Jill L Goldsmith **Date** 14 OCTOBER 2008

* Please delete as appropriate

*(director / secretary ~~/ administrator / administrative receiver / receiver (Scotland)~~)

Contact details:

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC
WESTFIELD HOUSE, 26 WESTFIELD ROAD
EDINBURGH, EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies House
   Companies House
   Crown Way
   Cardiff
   CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh
   EH1 2ED

   DX: ED235 Edinburgh 1

   or LP – 4 Edinburgh 2 (legal post)

Companies House

169

200

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000.

Company number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	35,000	25,000	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Date(s) on which shares were delivered to the company	15 OCTOBER 2008	16 OCTOBER 2008	
Maximum prices paid for each share †	66.1786 PENCE	66.2748 PENCE	
Minimum prices paid for each share †	66.1786 PENCE	66.2748 PENCE	

TWO HUNDRED POUNDS 21 10 08

The aggregate amount paid by the company for the shares to which this return relates was	£39,731.21
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 200

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature Jill L. Goldsmith **Date** 16th OCTOBER 2008

* Please delete as appropriate

*(~~director~~ / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC
WESTFIELD HOUSE, 26 WESTFIELD ROAD
EDINBURGH, EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

04/08

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies House
   Companies House
   Crown Way
   Cardiff
   CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh
   EH1 2ED

   DX: ED235 Edinburgh 1

   or LP – 4 Edinburgh 2 (legal post)

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000.

TWENTY POUNDS

FIFTY POUNDS 30 10 08

TWO HUNDRED POUNDS 30 10 08

Company number: SC089839

Company name in full: WOLFSON MICRO ELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	20,000	30,000	35,000
Nominal value of each share	0·1 PENCE	0·1 PENCE	0·1 PENCE
Date(s) on which shares were delivered to the company	17 OCTOBER 2008	20 OCTOBER 2008	21 OCTOBER 2008
Maximum prices paid for each share †	65·4425 PENCE	65·8867 PENCE	69·6634 PENCE
Minimum prices paid for each share †	65·4425 PENCE	65·8867 PENCE	69·6634 PENCE

The aggregate amount paid by the company for the shares to which this return relates was	£57,236·70
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 290

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature: Jill L Goldsmith   Date: 22 OCTOBER 2008

* Please delete as appropriate   *(~~director~~ / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC
WESTFIELD HOUSE, 26 WESTFIELD ROAD
EDINBURGH EH11 2QB Tel 0131 272 7000
DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies House
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2ED

DX: ED235 Edinburgh 1

or LP – 4 Edinburgh 2 (legal post)

Companies House

125

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000.

Company number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	10,000	25,000	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Date(s) on which shares were delivered to the company	23 OCTOBER 2008	24 OCTOBER 2008	
Maximum prices paid for each share †	69.75 PENCE	71.39 PENCE	
Minimum prices paid for each share †	69.75 PENCE	71.39 PENCE	

The aggregate amount paid by the company for the shares to which this return relates was	£24,822.50
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 125

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature Jill L Goldsmith **Date** 28 OCTOBER 2008

* Please delete as appropriate

*(~~director~~ / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WESTFIELD HOUSE,
26, WESTFIELD ROAD, EDINBURGH
EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ. DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies House
   Companies House
   Crown Way
   Cardiff
   CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh
   EH1 2ED

   DX: ED235 Edinburgh 1

   or LP – 4 Edinburgh 2 (legal post)

Companies House — for the record —

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

160

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000.

FIFTY POUNDS 31 10 08

Company number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

TEN 10 AE

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	30,000	15,000	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Date(s) on which shares were delivered to the company	27 OCTOBER 2008	28 OCTOBER 2008	
Maximum prices paid for each share †	69.3975 PENCE	69.9167 PENCE	
Minimum prices paid for each share †	69.3975 PENCE	69.9167 PENCE	

ONE HUNDRED POUNDS 31 10 08

The aggregate amount paid by the company for the shares to which this return relates was	£ 31,306.76
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 160

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature Jill Lyttleton **Date** 28 OCTOBER 2008

* Please delete as appropriate

*(~~director~~ / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC
WESTFIELD HOUSE, 26 WESTFIELD ROAD,
EDINBURGH EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

04/08

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies House
   Companies House
   Crown Way
   Cardiff
   CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh
   EH1 2ED

   DX: ED235 Edinburgh 1

   or LP – 4 Edinburgh 2 (legal post)

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number SC089839

Company Name in full WOLFSON MICROELECTRONICS PLC

Changes of particulars form

Complete in all cases — Date of change of particulars: Day 31 Month 10 Year 2008

Name — *Style / Title: MR — *Honours etc:

Forename(s): ROSS KING

Surname: GRAHAM

† Date of Birth: Day 15 Month 08 Year 1947

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 5, SALE PLACE

Post town: LONDON

County / Region:

Postcode: W2 1PJ

Country: U.K.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed [signature] **Date** 5 NOVEMBER 2008

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

END